                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549
                                               FORM 12b-25 Amendment

                              [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2006                                             SEC FILE NUMBER 001-14791
                                                                             CUSIP NUMBER 83415A201
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant                        Solar Energy Limited

         Former Name if Applicable                       N/A

         Address of Principal Executive Office:
                                                        145-925 West Georgia Street
                                                        Vancouver, British Columbia, Canada V6C 3L2

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company is still in the process of obtaining financial information related to our business.  As a result of this process, the Company's management has been unable to compile the information that is required to be disclosed in its 10-QSB.  Consequently, the Company may not be able to file its Form
         10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

                            Andrew Wallace             Chief Executive Officer            (604) 669-4771
                           (Name)                            (Title)                      (Telephone Number)

(2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of
                  1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                              (X) Yes  (  )  No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                        ( ) Yes (X) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management
changes.                            N/A

                                               Solar Energy Limited
                                   (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2006                                   By: /s/ Andrew Wallace

                                                                     Name: Andrew Wallace

                                                                     Title: Chief Executive Officer